File No. 82-5215

(Summary translation)

Supplemental Documents to the Registration of Possible Issue of Securities

SUPPL



Matsui Securities Co., Ltd.

1-4, kojimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On January 13, 2006

<Summary Information on the Issue>

Category of securities	**Bonds**
Issue amount	**20,000 million yen**
Stabilizing operation	**None**

<Summary Information on the Registration of Possible Issue of Securities>

Date of filing	**September 29, 2005**
Effective date	**October 7, 2005**
Expiration date	**October 6, 2007**
Initially planned amount of Issue	**50,000 million yen**
Past issue in total	**- yen**
Total planned amount of issue outstanding	**50,000 million yen**

Part 1 Information on Securities

1 Terms of Issue

(1) Details of Bonds

Brand	Matsui Securities ("The Company") Unsecured Bonds #4 (with pari passu clause)
Aggregate face value	20,000 million yen
Aggregate issue amount	20,000 million yen
Face value of each Bond	100 million Yen
Application period	January 13, 2006
Issue price	100 per face value of 100 yen
Annual interest rate	0.84 %
Closing date	January 26, 2006
Coupon payment date	January 26 and July 26 of each year
Transfer and registration agent	Mizuho Corporate Bank Ltd.
Type of offering	Public offering
Redemption	The principal for the Bonds are to be redeemed on January 26, 2009. The Company can redeem at any time after issuance.
Status of collateral	The Bonds are not secured nor guaranteed. No assets are reserved for the Bonds.
Negative pledge	The Company will create or permit to be outstanding any pledge, mortgage or other security interest for the benefit of the holders of any domestic unsecured securities,

	present or future, upon the whole or any part of the property or assets of the Company unless the Company's obligations under the Bonds are equally and ratably secured.
Rating	BBB+ (rated on January 13, 2006 by Rating and Investment Information, Inc. Japan) BBB+ (rated on January 13, 2006 by Japan Credit Rating Agency, Ltd.)

(2) Underwriters and trustees

Underwriters:	Merrill Lynch Japan Securities Co., Ltd. (1-4-1, Nihombashi, Chuo-ku, Tokyo, Japan) : 14,000 million yen UBS Securities Japan Ltd. (1-5-1, Otemachi, Chiyoda-ku, Tokyo, Japan) : 3,000 million yen Mitsubishi UFJ Securities Co., Ltd. (2-4-1, Marunouchi, Chiyoda-ku, Tokyo, Japan) : 3,000 million yen (Conditions of underwriting) 1. The underwriters are jointly responsible for the underwriting of whole amount of the issue. 2. Underwriting fee is 0.35 yen per face value of 100 yen.
Trustees:	Trustees are not appointed for the Bonds while Mizuho Corporate Bank Ltd. is appointed as a Financial Agent who acts as an agent for the clerical ministrations like payment of interest, redemption of the principal, registration of investors and delivery of bonds if required.

(3) Proceeds

(a) Amounts of Proceeds

(Million yen)

Total value of issue	Estimated expenses	Estimated net proceeds
20,000	90	19,910

(b) Use of Proceeds

The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers and then investments in capital expenditure (including buildings, equipment and systems), working capital and repayment of certain of the Company's indebtedness. The Company will not use the net proceeds towards funding for financing operations, other than to support margin loans.

2 Terms of Sale

No relevant item.

3 Others

No relevant item.

Part 2 Referential Documents

Translation omitted.

Part 3 Information on Surety Company

No relevant item.

(Accompanying documents of this Registration include the "Overview of Business and Financial Indicators" and the minute of the Company's board meeting approving the issue of the Bonds dated January 10, 2006. These documents are omitted from this summary translation.)